

December 5, 2012

<u>Via E-mail</u>
John J. Lipinski
Chief Executive Officer
CVR Refining, LP
2277 Plaza Drive
Suite 500
Sugar Land, TX 77479

> **Re: CVR Refining, LP**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 27, 2012**
> **File No. 333-184200**

Dear Mr. Lipinski:

We have reviewed your response letter dated November 26, 2012 as well as your amended registration statement and have the following additional comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1 Filed November 27, 2012

Exhibit 8.1

1. We note that you plan to file executed versions of the legality and tax opinions when they have been rendered. Please obtain and file a new or revised short-form tax opinion from which counsel has removed the statement "or furnished to, assigned to, quoted to or relied upon by any other person, firm or other entity, for any purpose." Refer generally to Staff Legal Bulletin No. 19, *Legality and Tax Opinions in Registered Offerings*, Section 3.D.1., which is available at *http://sec.gov/interps/legal/cfslb19.htm* As SLB 19 makes clear elsewhere, "The staff does not accept any limitation on reliance."

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Mr. E. Ramey Layne